Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
Telephone: (212) 859-8000
Fax: (212) 859-4000
July 11, 2007
VIA FACSIMILE
Daniel F. Duchovny, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549-3628

Re:	ION Media Networks, Inc. Schedule TO-I filed June 8, 2007 SEC File No. 005-44331
Dear Mr. Duchovny:
Thank you for our conversation on July 5, 2007. We hereby respond to your request that we address whether, if the staff should conclude that CIG Media LLC (“CIG”) should be treated as a bidder in the ION Media Networks Inc. (“ION”) exchange offer, entities above CIG should also be considered as bidders and, if so, which entities.
In light of the fact that CIG, which is the only Citadel party to the Master Transaction Agreement, is substantially capitalized and is not a nominally-capitalized acquisition vehicle, we believe that the offer is not being made “on behalf of” other Citadel entities. Consequently, it is our view that only CIG should be treated as a bidder under these circumstances. In any case, the only other Citadel party that played any substantive role in connection with this transaction is Citadel Investment Group L.L.C. (“CIG LLC”), as described below.

Factual Background
In contrast to the position prevailing at the time of the launch of the initial offer by CIG for ION’s Class A common stock, CIG is highly capitalized and is not a nominal bidder. CIG has been capitalized with over $161 million in equity capital in the form of cash, which it used to acquire the shares of Class A common stock in the initial offer and $100 million principal amount of newly issued subordinated debt of ION. CIG was also capitalized with $96.5 million in aggregate stated liquidation preference of ION Senior Preferred Stock and 2.7 million shares of Class A common stock previously owned by other Citadel entities. Additionally, under the Master Transaction Agreement, NBCU has transferred to CIG $210 million in aggregate stated liquidation preference of ION Series F preferred stock. As you know, CIG has also exercised an option to acquire the Class A common stock and Class B common stock held by the Paxson stockholders, who presently control ION.
All of CIG’s equity is held by two funds, Citadel Wellington LLC (“CW”) and Citadel Kensington Global Strategies Fund Ltd. (“CKGS”).
Citadel Limited Partnership is the non-member manager of CIG, managing member of CW and investment manager of CKGS. Its general partner is CIG LLC. CIG LLC is managed by its Management Committee, which is comprised of CIG LLC’s chief executive officer, Kenneth Griffin, and eleven senior managing directors with responsibilities for various functions and portfolios. In total, CIG LLC has over 1000 employees who perform professional functions, including investment management and trading, compliance, finance, human resources, investor relations and legal services. The Citadel group of companies has over $15 billion in investment capital under management, spread across nine core businesses (Global Credit, Global Energy, Global Equities, reinsurance, Global Markets and Quantitative Strategies, Global Rates, Securitized Products, Emerging Markets and Principal Strategies).
Analysis
We believe that if any Citadel entity is deemed to be a co-bidder, the only such entity should be CIG. It is the only Citadel entity that is a party to the Master Transaction Agreement (which, under the staff’s analysis, is the source of its status as a bidder). Additionally, it is the holder of the interest in ION and, at this stage, it is substantially capitalized and not a nominally-capitalized acquisition vehicle.
We see no policy basis or benefit in CW or CKGS being deemed to be bidders. While they have an indirect pecuniary interest in ION through their interests in CIG, they were not parties to the Master Transaction Agreement, do not have a direct economic interest in ION and played no role in the decision-making relating to the Master Transaction Agreement or the Exchange Offer. This is consistent with the statement in Section II.D.2 that “The fact that the parent company or other persons control the purchaser through share ownership does not mean that the entity is automatically viewed as a bidder. Instead, we look at the parent’s or control person’s role in the tender offer.” This position is even more compelling where the entities in question are not shareholders of the bidder itself, but rather shareholders of a counterparty to the entity making the bid.

The only argument for including Citadel Limited Partnership or its General Partner, CIG LLC, as a bidder is based on its decision-making role on behalf of CIG, CW and CKGS. Citadel Limited Partnership, of course, acts only through its General Partner, so that the relevant decisions were all made by personnel employed by CIG LLC and not the limited partnership itself. As we have previously indicated, the principal actions by CIG LLC employees all occurred in the context of negotiating the Master Transaction Agreement, an agreement that was entered into on an arm’s length basis by ION. Consequently, for the reasons that we have stated previously, we see no basis to assert that, in connection with these actions, CIG LLC should be deemed to have played a significant role on behalf of the bidder in initiating, structuring, and negotiating the tender offer or controlling the terms of the tender offer. We recognize that the Master Transaction Agreement and the Exchange Offer contemplate a further role played by CIG in terms of jointly determining the existence of conditions or in waiving conditions. As we have discussed with you, we see these provisions as going no further than those that would be exercised by a lender financing a tender offer (although in this case CIG is not financing the tender offer, and instead is seeking to protect its capital structure position in respect of funds previously advanced to ION pursuant to the Master Transaction Agreement).
Finally, we see no basis for including Kenneth Griffin as a bidder. As described above, CIG LLC is a substantial organization with a diversified management and a very substantial number of professional employees, a number of whom were involved in CIG LLC’s decision-making in respect of CIG’s negotiation of the Master Transaction Agreement and investment in ION. CIG LLC is not a mere alter ego of Mr. Griffin, and Mr. Griffin’s ownership position in CIG LLC does not change this. Although Mr. Griffin was briefed on the business objectives of the transaction prior to the initiation of negotiations with the ION Board, Mr. Griffin did not participate personally in initiating, structuring or negotiating the transaction or the Master Transaction Agreement, which was approved by the Fundamental Credit investment committee of CIG’s Global Credit business (on which Mr. Griffin does not sit).
For the foregoing reasons, if the staff concludes that Citadel-related entities must be included as co-bidders, the only entity that we think reasonably can be included in this category is CIG.
Acknowledgments
     On behalf of CIG, we are authorized to confirm that:
(i)	the persons determined to be bidders are responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the persons determined to be bidders may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
* * *
     Please do not hesitate to call Robert P. Mollen (011 44 20 7972 9604 ) or Steven J. Steinman (212 859 8092) if you have any further questions or comments.

Sincerely,

/s/ Robert P. Mollen	/s/ Steven J. Steinman

Robert P. Mollen	Steven J. Steinman